02055051

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PA International

*CURRENT ADDRESS Clarendon House
2 Church St
Hamilton HM 11 Bermuda

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

FILE NO. 82- 34685 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Amy O Brien

DATE : 9/24/02

LOEB&LOEB LLP

A LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

345 PARK AVENUE
NEW YORK, NY 10154-0037

TELEPHONE: 212.407.4000
FACSIMILE: 212.407.4990
www.loeb.com

82-34685

Direct Dial: 212-407-4827
e-mail: dfischer@loeb.com

August 9, 2002

ARS
12-31-01

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C 20549

Re: Submission Pursuant To Rule 12g3-2(b) Under The Securities Exchange Act of 1934 With Respect To PA International Limited (the "Company").

Dear Ladies and Gentleman:

Per my voice mail message to Ms. Amy O'Brien regarding the captioned matter, we are submitting the Company's audited financial information as of December 31, 2001.

The information contained in, and the information and documents enclosed with, this letter are being furnished pursuant to Rule 12g3-2(b)(1), on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us.

Very truly yours,

David C. Fischer

DF:cc
01544510013
NY243152.1

Enclosures

cc (w/enc.): Ms. Amy O'Brien (By Fed Ex)

ARLS
12-31-01

PA International Limited

Report and Financial Statements

Year Ended

31 December 2001

Company Number: 30152

BDO

BDO Stoy Hayward
Chartered Accountants

PA INTERNATIONAL LIMITED

Annual report and financial statements for the year ended 31 December 2001

Page: **Contents**

PA INTERNATIONAL LIMITED

Report of the independent auditors

To the shareholders of PA International Limited

We have audited the financial statements of PA International Limited for the year ended 31 December 2001 on pages 3 to 41 which have been prepared under the United Kingdom accounting standards and the accounting policies set out on pages 11 to 14.

Respective responsibilities of directors and auditors

The directors have taken responsibility for preparing the annual report and the financial statements in accordance with applicable law in the United Kingdom and United Kingdom Accounting Standards:

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible under United Kingdom law for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by United Kingdom law regarding directors' remuneration and transactions with the company is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the affairs of the Company and the Group at 31 December 2001 and of the result of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

BDO STOY HAYWARD
Chartered Accountants
and Registered Auditors
London

25 March 2002

PA INTERNATIONAL LIMITED

Consolidated profit and loss account for the year ended 31 December 2001

	Note	2001 Consulting operations Total £'000	2001 Venture operations Total £'000	2001 Total £'000	2000 Consulting operations Total £'000	2000 Venture operations Total £'000	2000 Total £'000
Turnover	2	364,730	35,601	400,331	296,096	26,093	322,189
Personnel and direct costs		(282,562)	(33,207)	(315,769)	(215,487)	(29,462)	(244,949)
Gross profit		82,168	2,394	84,562	80,609	(3,369)	77,240
Administrative expenses		(52,167)	(29,997)	(82,164)	(43,599)	(14,255)	(57,854)
Operating profit	7	30,001	(27,603)	2,398	37,010	(17,624)	19,386
Exceptional items							
Profit on sale of Sundridge Park Management Centre	3	6,231	-	6,231	-	-	-
Profit on sale of ES&S business	3	373	-	373	7,886	-	7,886
Profit on sale of ImPAct Executives business	3	-	1,363	1,363	-	3,697	3,697
Profit on disposal of UbiNetics group		-	-	-	-	27,532	27,532
Net interest receivable and investment income	8,9	(3,892)	1,955	(1,937)	(14)	-	(14)
Profit/(loss) on ordinary activities before taxation		32,713	(24,285)	8,428	44,882	13,605	58,487
Taxation	10	(12,506)	2,868	(9,638)	(13,392)	1,067	(12,325)
Profit/(loss) on ordinary activities after taxation		20,207	(21,417)	(1,210)	31,490	14,672	46,162
Minority interests		-	2,963	2,963	-	396	396
Profit/(loss) available for distribution		20,207	(18,454)	1,753	31,490	15,068	46,558
Dividends	11	(10,000)	-	(10,000)	-	-	-
Accumulated (loss)/retained profit for the year		10,207	(18,454)	(8,247)	31,490	15,068	46,558

PA INTERNATIONAL LIMITED

Consolidated statement of total recognised gains and losses for the year ended 31 December 2001

	Note	2001 £'000	2000 £'000
Profit available for distribution to members of the parent company		1,753	46,558
Revaluation of shares held in the ultimate holding company	24	2,374	3,277
Revaluation of investment property	24	(1,750)	17,750
Exchange differences on retranslation of net assets of subsidiary undertakings	24	808	3,173
Exchange differences on loans	24	243	(4,006)
Tax effect of exchange differences on loans		-	1,102
Total recognised gains and losses for the year		3,428	67,854

PA INTERNATIONAL LIMITED

Consolidated balance sheet at 31 December 2001

	Note	2001 £'000	2000 £'000
Fixed assets			
Intangible assets	12	40,065	45,328
Tangible assets	13	155,233	151,703
Investments	15	37,216	28,189
		232,514	225,220
Current assets			
Debtors - due within one year	17	110,243	117,525
- due after more than one year	17	47,959	43,348
Investments	18	48,910	55,163
Cash at bank and in hand		43,663	54,265
		250,775	270,301
Creditors: amounts falling due within one year	19	183,143	176,794
Net current assets		67,632	93,507
Total assets less current liabilities		300,146	318,727
Creditors: amounts falling due after more than one year	20	(109,502)	(118,082)
Provision for liabilities and charges	21	(5,294)	(5,760)
Minority interests		(2,822)	(5,785)
		182,528	189,100
Capital and reserves			
Called up share capital:			
Equity	23	86,056	86,056
Non-equity	23	13,444	13,444
Revaluation reserve	24	18,185	22,125
Other reserves	24	(52,679)	(53,730)
Profit and loss account	25	117,522	121,205
Shareholders' funds		182,528	189,100

All items under capital and reserves are equity except where shown.
The financial statements were approved by the Board of Directors on 25 March 2002.

Director **Director**

The notes on pages 11 to 41 form part of these financial statements.

PA INTERNATIONAL LIMITED

Consolidated cash flow statement for the year ended 31 December 2001

	Note	2001 £'000	2001 £'000	2000 £'000	2000 £'000
Cash inflow from operating activities	26		35,796		34,626
Returns on investments and servicing of finance					
Interest received		3,438		4,898	
Interest paid		(5,375)		(5,251)	
Dividends received		-		340	
Net cash outflow from returns on investments and servicing of finance			(1,937)		(13)
Taxation					
Taxation paid			(8,854)		(14,174)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(23,611)		(8,250)	
Purchase of intangible fixed assets		(804)		-	
Deposit in escrow account		-		2,000	
Disposal of tangible fixed assets		587		3,297	
Purchase of shares in ultimate parent company		(22,418)		(15,800)	
Disposal of shares in ultimate parent company		15,214		11,548	
Net cash outflow from capital expenditure and financial investment			(31,032)		(7,205)
Acquisition and disposals					
Purchase of subsidiary undertakings		-		(63,279)	
Net overdraft acquired with subsidiary		-		(229)	
Sale of Sundridge Park Management Centre	3	11,500		-	
Sale of Impact Executives	3	1,363		5,250	
Sale of Executive Search and Selection	3	373		10,061	
Sale of businesses acquired from Hagler Bailly		2,441		-	
Sale of minority interest in subsidiary		-		33,713	
			15,677		(14,484)
Equity dividends paid			(10,000)		-
Management of liquid resources					
Decrease / (increase) in short term deposits		6,253		(36,394)	
Disposal of current asset investments		-		25,472	
			6,253		(10,922)
Net cash inflow/(outflow) before financing			5,903		(12,172)

PA INTERNATIONAL LIMITED

Consolidated cash flow statement for the year ended 31 December 2001 *(Continued)*

	Note	2001 £'000	2001 £'000	2000 £'000	2000 £'000
Net cash flow before financing			5,903		(12,172)
Financing					
Bank loans		(1,500)		(1,500)	
Capital element of finance lease rental payments		(6)		(16)	
Net cash outflow from financing			(1,506)		(1,516)
Increase/(decrease) in cash in the year	27,28		4,397		(13,688)

PA INTERNATIONAL LIMITED

Company profit and loss account for the ten months ended 31 December 2001

	Note	2001 £'000
Income from investments		15,200
Administrative expenses		(179)
Operating profit		15,021
Profit on ordinary activities before taxation		15,021
Taxation		-
Profit on ordinary activities after taxation		15,021
Dividends		-
Retained profit for the period	25	15,021

PA INTERNATIONAL LIMITED

Company balance sheet at 31 December 2001

	Note	£'000	£'000
Fixed assets			
Investments	15		870,445
Current assets			
Debtors - due within one year	17	876	
- due after more than one year	17	3,062	
		3,938	
Creditors: amounts falling due within one year	19	(163)	
Net current assets			3,775
Total assets less current liabilities			874,220
Creditors: amounts falling due after more than one year	20	-	
Provision for liabilities and charges	21	-	
			-
			874,220
Capital and reserves			
Called up share capital			
Equity	23		86,056
Non-equity	23		13,444
Share premium account	24		759,699
Profit and loss account	25		15,021
Shareholders' funds			874,220

All items under capital and reserves are equity except where shown.
The financial statements were approved by the Board of Directors on 25 March 2002.

Director **Director**

The notes on pages 11 to 41 form part of these financial statements.

PA INTERNATIONAL LIMITED

Company cash flow statement for the ten months ended 31 December 2001

	2001 £'000	2001 £'000
Cash inflow from operating activities		-
Taxation		-
Capital expenditure and financial investment		
Deposit in escrow account	(3,062)	
Net cash outflow from capital expenditure and financial investment		(3,062)
Acquisitions and disposals		-
Equity dividends paid		-
Management of liquid resources		-
Net cash outflow before financing		(3,062)
Financing		
Issue of non equity share capital	3,062	
Net cash outflow from financing		3,062
Change in cash in the year		-

1 Accounting policies

Accounting convention

The financial statements are prepared under the historical cost convention, as modified by the valuation of investments in certain shares, and are in accordance with general accounting principles within the United Kingdom.

The financial statements are in compliance with the Companies Act 1985 except that, as explained below, investments properties are not depreciated.

The financial statements have been prepared in pounds sterling.

Basis of consolidation

The consolidated financial information presented in these financial statements has been prepared in order to report the results of operations and the financial position of PA International Limited and its subsidiaries for the periods presented as if PA International Limited had been in existence prior to 1 January 2000. PA International Limited was incorporated on 8 March 2001

The consolidated financial information of PA International Limited has been prepared on the following bases:

- as if the creation and issue of shares by PA International Limited subsequent to 31 December 2001, as set out in note 24, had taken place prior to 1 January 2000.

- using merger accounting principles as if the subsidiary companies, businesses, assets and liabilities of PA International Limited had been part of PA International Limited throughout the two years ended 31 December 2001.

- acquisitions of subsidiaries during the period have been accounted for using acquisition accounting principles.

The consolidated financial information of PA International Limited has been prepared in accordance with UK GAAP and in pounds sterling.

BDO Stoy Hayward was the auditor of the companies comprising PA Holdings Limited, the ultimate holding company of PA International Limited, throughout the period presented and expressed an unqualified audit opinion on the consolidated accounts of PA Holdings Limited for each of the two years ended 31 December 2001.

1 Accounting policies *(Continued)*

Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition; and
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

The profit or loss on disposal of a business includes any attributable goodwill arising on acquisitions which was previously eliminated against reserves under the former group policy, for acquisitions made before 1 January 1998.

Foreign currencies

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments. Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates, any differences are taken to the profit and loss account.

Employee benefit schemes

The consolidated balance sheet includes the assets and liabilities of employee benefit trusts. Dividends received in respect of investment in shares of the ultimate holding company held by these trusts are accounted for in the profit and loss account as investment income when received.

Turnover

Turnover represents the invoiceable value of work carried out and normal rechargeable materials expenditure and excludes sales taxes. Billing of work is based on time worked, or on a stage of completion of an assignment agreed previously with clients.

Bonus scheme

Bonuses are provided for at the maximum payment level. Where it is not possible to define the exact amount payable, the provision held in the financial statements will be sufficient to extinguish fully the Group's liability in respect of bonus scheme payments.

1 Accounting policies *(Continued)*

Pensions

The pension costs charged to the profit and loss account in respect of defined benefit pension schemes are based on actuarial methods and assumptions designed to provide the anticipated pension costs over the service lives of the employees in the scheme and are calculated to achieve a substantially level percentage of the current and expected future pensionable payroll. Variations from regular costs are allocated over a period approximating to the remaining service lives of current employees in the scheme.

Intangible fixed assets

Amortisation is provided on all intangible fixed assets to write off the cost over their expected useful lives. The amortisation rates are as follows:

Goodwill arising on consolidation	-	5% on cost
Licences	-	shorter of the term of the licence and three years

Tangible fixed assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives. The depreciation rates are as follows:

Freehold buildings	-	2% - 10% on cost
Property held on short lease	-	equal instalments over remaining period of lease unless the economic life of the asset is determined to be less than that of the lease
Office furniture, machinery and equipment	-	10% - 33% on cost
Computer equipment	-	20% - 50% on cost
Motor vehicles	-	15% - 25% on cost or 25% reducing balance.

During the year the group reviewed the useful economic lives of certain fixtures, fittings and computer equipment, the financial impact of which is disclosed in note 13.

Fixed asset investments

Investments are included as fixed assets and are shown at cost or valuation less provision for any diminution in value considered permanent.

Investment properties

In accordance with SSAP 19 investment properties are carried at open market value, no depreciation or amortisation is provided in respect of investment properties. This is a departure from the Companies Act 1985 which requires all properties to be depreciated. Such properties are not held for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. The effect of this departure has not been quantified because it is impracticable.

The aggregate surplus or deficit arising on revaluation is transferred to the revaluation reserve, except where a deficit below cost is deemed to represent a permanent diminution in value, in which case it is charged to the profit and loss account.

1 Accounting policies *(Continued)*

Current asset investments

Investments held as current assets are stated at lower of cost and net realisable value.

Revaluation reserve

Investment in own shares that are not specifically allocated to meet employee bonus obligations are revalued to their current market values. Allocated shares are revalued to market value at the date when they are matched against specific deferred bonus obligations.

Any surplus resulting from the revaluation is taken to a revaluation reserve.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Deferred taxation

Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes to the extent that it is probable that a liability or asset will crystallise.

Property

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space up to the end of the lease on a discounted basis.

Research and development expenditure

Research and development expenditure is written off in the year in which it is incurred.

Liquid resources

For the purpose of the cash flow statement, liquid resources are defined as current asset investments and short term deposits.

2 Segmental information - Group

All turnover and profit before taxation arise from the principal activities of the Group.

Turnover by destination	2001 £'000	2000 £'000
Geographical analysis		
UK	190,926	187,277
Europe (excluding UK and Scandinavia)	49,997	28,869
Scandinavia	33,677	44,240
North America	90,459	24,176
Asia Pacific	35,272	37,627
	400,331	322,189

An analysis of profit before tax and net assets by geographic region is not provided because in the opinion of the directors such analysis does not reflect the nature of the Group's activities.

Venture operations disclosed separately on the face of the profit and loss account are non core consulting operations.

3 Exceptional items - Group

Exceptional items are analysed as follows:

		£'000
(a)	Profit on sale of Sundridge Park Management Centre	6,231
(b)	Profit on sale of ImPAct Executives business	1,363
(c)	Profit on sale of ES&S business	373
		7,967

(a) Sale of Sundridge Park Management Centre

In July 2001 PA sold Sundridge Park Management Centre to a specialist hotel and residential conference centre operator. The book value of the building and the related fixed assets disposed of was £8.3m. The total consideration for the sale was £15.0m, with £11.5m paid as cash and a £3.5m loan note giving a profit on disposal of £6.2m after disposal costs of £0.5m.

(b) Earn out income from Sale of ImPAct Executives

During 2000, PA disposed of its 100% interest in the ImPAct Executives venture, and the profit on disposal of £3.7m was recognised as exceptional income in the 2000 financial accounts. This profit did not include recognition of amounts potentially due under an earn out agreement that formed part of the terms of disposal.

During 2001, PA received additional consideration amounting to £1.4m.

(c) Earn out income from Sale of ES&S

During 2000, PA disposed of its Executive Search and Selection business, and the profit on disposal of £7.9m was recognised as exceptional income in the 2000 financial accounts. This profit did not include recognition of amounts potentially due under and earn out agreement that formed part of the terms of disposal.

During 2001, PA received additional consideration amounting to £0.4m.

4 Employees - Group

	2001 £'000	2000 £'000
Staff costs consist of:		
Salaries	194,574	133,497
Bonus	40,674	50,498
Social security costs	15,753	11,315
Pension costs	5,251	2,422
	256,252	197,732

Staff costs include remuneration paid to the Directors of the Company.

	Number	Number
The average number of employees, including directors, during the year was:	3,679	2,893

5 Directors - Group

	2001 £'000	2000 £'000
Directors' emoluments consist of:		
Executive directors' remuneration	1,791	2,590

The emoluments, excluding pension contributions, of the highest paid director, were £1,791,000 (2000 - £2,590,000). Included in this amount are sums of £107,000 and £29,000 paid to companies which are related to the director (2000 - £108,000 and £67,000).

For all executive directors, for this and prior years, 30% of the bonus included in these amounts will be withheld for five years and only paid contingent on certain non performance-related criteria being met.

	2001	2000
Number of directors who exercised share options	-	1
Number of directors receiving long term incentives	1	1
Number of directors in the defined benefit pension scheme	-	-

6 Pension costs - Group

SSAP 24 Disclosure

The Group operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The assets of these schemes are held in separate trustee-administered funds or insurance-based schemes. The pension costs relating to the defined benefit schemes are assessed in accordance with the advice of qualified actuaries. The total pension cost for the Group was £5.3m (2000 - £2.4m).

The principal scheme is in the United Kingdom and comprises both defined benefit and defined contribution elements.

The latest actuarial valuation of the scheme was undertaken as at 31 March 1999 by a firm of qualified actuaries. New employees have joined the scheme for defined contribution benefits since 1 January 1998. The pension costs for the defined benefit element was calculated as a level percentage of salaries of these members over their expected future service. The excess of £94,000,000 over the total past service liabilities is being accounted for as a reduction to the total pension cost over the expected future service of all scheme members.

The principal assumptions, expressed relative to price inflation, were: 4.0% pa discount rate for future accrual, 3.5% pa discount rate for pre-retirement past service liabilities, 2.0% for post retirement past service liabilities, 1.5% pa (plus promotional scale) for salary increases, 0% pa for pension increases.

Employer contributions to the United Kingdom pension scheme have been suspended subject to periodic review by the trustee of the scheme.

Additional disclosure required by FRS17 – retirement benefits

The last full actuarial valuation of the PA Pension Scheme upon which the additional disclosure points are based was carried out on 31 March 1999. The major assumptions used by the actuary as at 31 December 2001 were:

	At 31 December 2001 % p.a.
Inflation assumption	2.5
Rate of increase in salaries	4.0
Rate of increase of pensions in payment	2.5
Rate of increase for deferred pensioners	2.5
Discount Rate	5.75

6 Pension costs - Group *(Continued)*

The fair value of assets in the scheme were:

	Long term rate of return expected at 31 December 2001	Value at 31 December 2001 £000
Equities	7.75%	290,500
Bonds	5.75%	80,500
Cash	4.50%	5,300
Total		376,300

The following amounts at 31 December 2001 were measured in accordance with the requirements of FRS17:

	31 December 2001 £000
Fair value of Scheme assets	376,300
Actuarial value of Scheme liabilities	(299,800)
Surplus in the Scheme	76,500
Pension deferred tax liability	(22,950)
Pension asset	53,550

If the above amounts had been recognised in the financial statements, the Group's net assets at 31 December 2001 would have been as follows:

	At 31 December 2001 £000
Net assets excluding pension reserve	188,732
Pension reserve	53,550
Net assets including pension reserve	242,282

There would have been no impact on the Group profit and loss reserve.

7 Operating profit - Group

	2001 £'000	2000 £'000
This has been arrived at after charging/(crediting):		
Directors' emoluments (note 5)	1,791	2,590
Auditors' remuneration	586	522
Payments to auditors for other services	408	474
Depreciation of tangible fixed assets	8,754	7,444
Amortisation of intangible fixed assets	3,161	491
Loss/(profit) on disposal of fixed assets	1,034	(1,530)
Loss on disposal of current asset investments	-	1,661
Hire of plant and equipment	1,739	946
Other operating lease charges	12,618	8,077
Rent receivable	(4,301)	(5,128)
Exchange differences	(59)	1,530
Increase/(decrease) of property provisions (note 21)	(672)	1,076
Research and development expenditure written off	18,875	14,623

8 Interest and income from investments - Group

	2001 £'000	2000 £'000
Interest received on cash deposits	3,438	4,897
Unlisted investment income	-	340
	3,438	5,237

The aggregate of interest receivable £ 3,438,000 (2000 - £5,237,000) and interest payable £5,375,000 (note 9) (2000 - £5,251,000) is shown on the face of the profit and loss account as net interest receivable and investment income of £1,937,000 (2000 - £14,000).

9 Interest payable and similar charges - Group

	2001 £'000	2000 £'000
On bank loans	5,375	5,251

10 Taxation - Group

	2001 £'000	2000 £'000
Taxation based on profit for the year comprises:		
United Kingdom		
Corporation tax	11,141	8,544
Deferred taxation	929	576
Corporation tax (over)/under provided in prior years	(455)	306
Deferred tax (over)/under provided in prior years	(1,074)	77
	10,541	9,503
Overseas		
Overseas tax	(990)	4,393
Deferred taxation	667	(1,655)
Overseas tax (over)/under provided in prior years	(1,183)	392
Deferred tax under/(over) provided in prior years	603	(308)
	(903)	2,822
	9,638	12,325

11 Dividends - Group

	2001 £'000	2000 £'000
Dividend paid	10,000	-

12 Intangible assets - Group

	Goodwill £'000	Other £'000	Total £'000
Cost			
At 1 January 2001	45,161	658	45,819
Adjustments to historic cost	(29)	-	(29)
Amounts eliminated on disposals	(2,877)	-	(2,877)
Additions	-	804	804
At 31 December 2001	**42,255**	**1,462**	**43,717**
Amortisation			
At 1 January 2001	(376)	(115)	(491)
Charge for the year	(2,256)	(905)	(3,161)
At 31 December 2001	**(2,632)**	**(1,020)**	**(3,652)**
Net book value			
At 31 December 2001	**39,623**	**442**	**40,065**
At 31 December 2000	44,785	543	45,328

Goodwill relates to the acquisition of Hagler Bailly Inc. in 2000.

Other intangibles represent licences purchased by venture companies which are being amortised over the shorter of the term of the licence or three years.

13 Tangible assets - Group

	Freehold land and buildings £'000	Leasehold property £'000	Office furniture, machinery and equipment £'000	Computer equipment £'000	Motor vehicles £'000	Total £'000
Cost						
At 1 January 2001	22,620	137,559	19,939	26,985	124	207,227
Exchange adjustments	(49)	52	56	10	3	72
Revaluation	-	(1,750)	-	-	-	(1,750)
Additions	2,389	10,530	6,446	4,232	14	23,611
Disposals	(14,537)	(1,918)	(4,600)	(1,269)	(34)	(22,358)
At 31 December 2001	10,423	144,473	21,841	29,958	107	206,802
Depreciation						
At 1 January 2001	(10,762)	(9,688)	(12,973)	(21,995)	(106)	(55,524)
Exchange adjustments	7	(40)	(47)	26	(2)	(56)
Charge for the year	(350)	(1,598)	(2,369)	(4,417)	(20)	(8,754)
Disposals	6,627	1,320	3,362	1,423	33	12,765
At 31 December 2001	(4,478)	(10,006)	(12,027)	(24,963)	(95)	(51,569)
Net book value						
At 31 December 2001	**5,945**	**134,467**	**9,814**	**4,995**	**12**	**155,233**
At 31 December 2000	11,858	127,871	6,966	4,990	18	151,703

Leasehold property includes £68,750,000 being the investment property portion of 123 Buckingham Palace Road. This represents 50% of the value of the building and is carried at Directors' valuation. The historical cost of this element of the property is £52,750,000. The remainder of the building is a long leasehold fixed asset with net book value of £52,338,000 at the year end.

Included within office furniture, machinery and equipment are assets held under finance leases. The net book value of all such assets held at 31 December 2001 amounted to £102,000 (2000 - £115,000). The 2001 depreciation charge relating to these assets was £13,000 (2000 - £10,000).

With effect from 1 January 2001, the Group reviewed the useful economic lives of certain fixtures, fittings and computer equipment. This resulted in a reduction in the group depreciation charge by £1,293,000 in the year.

14 Investment properties - Group

In November 1999 the Group purchased the 250 year leasehold over its head office at 123 Buckingham Palace Road, London. Only a portion of the building is occupied by the Group and accordingly accounted for as a fixed asset (note 13). The remaining portion of the building is let to tenants and is accounted for as an investment property.

15 Fixed asset investments

Group

Investments in shares

Investment in own shares represents shares in the Company held by P A Consulting Group Holdings SA (a subsidiary of P A International Limited). At 31 December 2001, P A Consulting Group Holdings SA held 159,813,860 shares (2000 – 159,813,860) with a nominal value of £7,991,000 (2000 - £7,991,000).

Investments in ultimate holding company represents shares in PA Holdings Limited, the immediate and ultimate holding company of the Company, held by employee benefit trusts which comprise the Employment Benefit Trust and the Employee Trust. The purpose of the trusts is to hold shares for subsequent sale or grant to employees.

At 31 December 2001 the Employment Benefit Trust held 15,348 ordinary shares of PA Holdings Limited (2000 – 349,278) with a market value of £52,000 (2000 – £988,000) and the Employee Trust held 8,581,834 (2000 – 5,668,465) shares with a market value of £28,835,000 (2000 – £16,042,000). The nominal value of the shares held was £858,000 (2000 - £567,000). Of the total shares held, 3,480,297 (2000 – 3,490,347) have been allocated to satisfy specific employee share option schemes.

	2001	**2000**
	£'000	**£'000**
Own shares – at cost	7,991	7,991
Shares of ultimate holding company – at valuation	23,677	14,097
Other	5,548	6,101
	37,216	28,189

15 Fixed asset investments *(Continued)*

Group *(Continued)*

Movement in fixed asset investment

	Own shares £'000	Shares of ultimate holding company £'000	Other £'000	Total £'000
Balance at 1 January 2001	7,991	14,097	6,101	28,189
Additions at cost	-	22,420	244	22,664
Disposals	-	(15,214)	(797)	(16,011)
Surplus on revaluation	-	2,374	-	2,374
Balance at 31 December 2001	7,991	23,677	5,548	37,216

Company

The Company fixed asset investments comprise:

	2001 £'000
Investment in subsidiaries (note 16)	865,977
Other	4,468
	870,445

16 Investments in subsidiary undertakings - Company

Details of the principal subsidiary undertakings as at 31 December 2001 are as follows:

Name	Place of incorporation/ registration	Nature of business
Erinvale Holdings BV	Netherlands	Property holding company
PA International Consulting Group Limited	England and Wales	Holding company
PA Investments Limited	England and Wales	Investment holding company
PA Overseas Holding Limited	England and Wales	Holding company
PA Management Services Limited	England and Wales	Group administration
PA Group Treasury Services Limited	England and Wales	Treasury
PA Consulting Services Limited	England and Wales	Consultancy
PA Strategy Partners Limited	England and Wales	Consultancy
PA Consulting Services Pty Limited	Australia	Consultancy

16 Investment in subsidiary undertakings - Company *(Continued)*

Name	Place of incorporation/ registration	Nature of business
PA Consulting Group Inc	USA	Consultancy
PA Consulting Group KK	Japan	Consultancy
PA Consulting Group A/S	Denmark	Consultancy
PA Consulting Group O/Y	Finland	Consultancy
PA Consulting Group A/S	Norway	Consultancy
PA Consulting Group Limited	New Zealand	Consultancy
PA Consulting Group Pte Limited	Singapore	Consultancy
PA Consulting Services SA	France	Holding company
PA Consulting Group SA	France	Consultancy
PA Consulting Group AB	Sweden	Consultancy
PA Consulting Group Sdn Bhd	Malaysia	Consultancy
PA Consulting (Cayman Islands) Limited	Cayman Islands	Funding
PA Consulting Group Limited	Hong Kong	Consultancy
PA Consulting Services (India) Private Limited	India	Consultancy
PA Consulting Services GmbH	Germany	Consultancy
PA International Holdings BV	Netherlands	Holding company
PA Consulting Services SA	Belgium	Consultancy
PA Consulting Services BV	Netherlands	Consultancy
PA Consulting Group SRO	Czech Republic	Consultancy
PA Consulting Group Holdings SA	Switzerland	Holding company
PA Finance Limited	England and Wales	Holding company
PA Consulting Government Services Inc	USA	Consultancy
PA Group Service Centre SA	Switzerland	System services company
PA Knowledge Limited	Cayman Islands	Intellectual property rights
Cubiks Holdings Limited* (88%)	England	Holding company
PA Consulting Services SA	Argentina	Consultancy
PA Consulting Armenia LLC	Armenia	Consultancy
PA do Brasil Ltda	Brazil	Consultancy
PT PA Consulting Indonesia	Indonesia	Consultancy
Zao Hagler Bailly	Russia	Consultancy
PA Consulting Group Limited	Canada	Consultancy
UbiNetics Holdings Plc* (85%)	England	Telecommunications development
Meridica Limited	England and Wales	Drug delivery development

All Subsidiary undertakings noted above are wholly owned except where marked*.

One of the Company's subsidiaries, UbiNetics Holdings Plc has issued options to employees over unissued share capital exercisable upon a liquidity event. In the event that all options are exercised, the Group's ownership of UbiNetics Holdings PLC will not fall below 76%.

17 Debtors

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Due within one year:				
Trade debtors	46,237	62,388	-	-
Accrued income	27,008	27,247	-	-
Other debtors	9,665	8,373	-	-
Amounts due from ultimate holding company	2,028	3,102	-	-
Amounts due from subsidiary undertakings	-	-	876	-
Prepayments	4,945	4,381	-	-
Loans to staff	13,730	6,897	-	-
Taxation	6,630	5,137	-	-
	110,243	117,525	876	-
Due after more than one year:				
Loans to staff (a)	30,772	32,456	-	-
Deferred tax (note 22)	10,625	7,848	-	-
Loan Notes (b)	3,500	-	-	-
Amounts held in escrow accounts	3,062	3,044	3,062	-
	47,959	43,348	3,062	-

(a) Loans to staff result from the adoption of the Bonus Share Purchase Plan introduced in 1998. Total loans to staff include £3,978,000 (2000 - £1,903,000) loans to directors from the Employee Trust.

(b) The £3,500,000 loan notes bear interest at 6% p.a., are redeemable in June 2004 and were received as part consideration for the sale of Sundridge Park Management Centre.

(c) Other amounts held in escrow accounts relate to funds for future redemption of preference shares issued by the Company.

18 Current asset investments

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Other investments	48,910	55,163	-	-

Other investments are stated at cost and represent amounts invested in short term deposits with access times of up to nine months.

19 Creditors: amounts falling due within one year

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loans and overdrafts (note 20)	1,500	16,499	-	-
Trade creditors	16,034	10,211	-	-
Payments on account	20,993	21,681	-	-
Amounts due to ultimate holding company	20,892	9,493	-	-
Amounts due to subsidiary undertakings	-	-	14	-
Taxation	13,937	7,373	-	-
Social security and other taxes	703	561	-	-
Other creditors and accruals	109,084	110,976	149	-
	183,143	176,794	163	-

20 Creditors: amounts falling due after more than one year

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loan	65,500	67,000	-	-
Finance lease creditors (note 32)	96	109	-	-
Bonuses	43,113	50,526	-	-
Other	793	447	-	-
	109,502	118,082	-	-

The long term bank loan relates to the purchase of 123 Buckingham Palace Road (note 14). It is secured by a fixed and floating charge over certain assets of the Group.

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
It is wholly repayable within ten years as follows:				
In more than one year but not more than two years	1,500	1,500	-	-
In more than two year but not more than five years	4,500	4,500	-	-
In more than five years	59,500	61,000	-	-
	65,500	67,000	-	-

20 Creditors: amounts falling due after more than one year *(Continued)*

The loan is payable in equal quarterly instalments. Interest is payable at a variable rate being 3 month LIBOR plus 0.8% mandatory costs.

The Group has entered into interest hedging arrangements split into two tranches. £40,000,000 of the loan is the subject of an arrangement which effectively fixes the interest rate paid by the Group 6.81% (plus 0.8% mandatory costs) until 15 January 2004. Thereafter £30,000,000 is the subject of an option which enables the Group to fix the variable rate to a fixed rate of 5.75% (plus 0.8% mandatory costs) from 15 January 2004 until the loan is due for repayment in November 2009.

21 Provision for liabilities and charges

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Property provisions	1,027	1,699	-	-
Deferred tax (note 22)	2,771	2,423	-	-
Other provisions	1,496	1,638	-	-
	5,294	5,760	-	-

	Property provision £'000	Other £'000
Balance at 1 January 2001	1,699	1,638
Released to profit and loss account	(2,002)	(142)
New provisions in the year	1,330	-
Balance at 31 December 2001	1,027	1,496

Other provisions relate to leasehold dilapidation costs arising on lease termination. These costs are capitalised and depreciated over the length of the lease.

22 Deferred taxation

Unprovided and provided deferred taxation is as follows:

	2001 Unprovided £'000	2001 Provided £'000	2000 Unprovided £'000	2000 Provided £'000
Fixed assets	(52)	843	16	626
Property provisions	(4)	(69)	-	(242)
Bonus	(7)	(3,800)	(369)	(3,380)
Losses	(19,227)	(1,658)	(7,709)	(368)
Other	(255)	(3,170)	(5,768)	(2,061)
	(19,545)	(7,854)	(13,830)	(5,425)

Deferred taxation movements:

	£'000
Balance at 1 January 2001	(5,425)
Transfer from profit and loss account	
United Kingdom	(145)
Overseas	1,270
Other movements	(3,554)
Balance at 31 December 2001	(7,854)
Deferred tax liabilities (note 21)	2,771
Deferred tax assets (note 17)	(10,625)
	(7,854)

23 Share capital

Authorised share capital of the Company comprises £87,168,417 of sterling shares and €20,000,000 of euro shares, analysed as follows:

	2001 Number	2001 £	2000 Number	2000 £
Sterling				
Redeemable shares of 5p each	**13,794,926**	**689,746**	13,794,926	689,746
Alphabet shares of 0.01p each	**223,277,000**	**22,328**	223,277,000	22,328
'C' Preferred ordinary shares of 5p each	**8,000,000**	**400,000**	8,000,000	400,000
Ordinary shares of 5p each	**1,721,126,860**	**86,056,343**	1,721,126,860	86,056,343
	1,966,198,786	**87,168,417**	1,966,198,786	87,168,417
	Number	**€**	**Number**	**€**
Euros				
'A' Preferred ordinary shares of 1 Euro each	**5,000,000**	**5,000,000**	5,000,000	5,000,000
'B' Preferred ordinary shares of 1 Euro each	**15,000,000**	**15,000,000**	15,000,000	15,000,000
	20,000,000	**20,000,000**	20,000,000	20,000,000

The sterling split of equity and non equity is detailed below:

	2001 Number	2001 £	2000 Number	2000 £
Authorised				
Equity				
Ordinary shares of 5p each	**1,721,126,860**	**86,056,343**	1,721,126,860	86,056,343
	1,721,126,860	**86,056,343**	1,721,126,860	86,056,343

23 Share capital *(Continued)*

	2001 Number	2001 £	2000 Number	2000 £
Non equity				
Redeemable shares of 5p each	**13,794,926**	**689,746**	13,794,926	689,746
Alphabet shares of 0.01p each	**223,277,000**	**22,328**	223,277,000	22,328
'A' Preferred ordinary shares of 1 Euro each	**5,000,000**	**3,044,000**	5,000,000	3,044,000
'B' Preferred ordinary shares of 1 Euro each	**15,000,000**	**9,287,926**	15,000,000	9,287,926
'C' Preferred ordinary shares of 5p each	**8,000,000**	**400,000**	8,000,000	400,000
	265,071,926	**13,444,000**	265,071,926	13,444,000

Allotted, called up and fully paid

	2001 Number	2001 £	2000 Number	2000 £
Equity				
Ordinary shares of 5p each	**1,721,126,860**	**86,056,343**	1,721,126,860	86,056,343
	1,721,126,860	**86,056,343**	1,721,126,860	86,056,343
Non equity				
Redeemable shares of 5p each	**13,794,926**	**689,746**	13,794,926	689,746
Alphabet shares of 0.01p each	**223,277,000**	**22,328**	223,277,000	22,328
'A' Preferred ordinary shares of 1 Euro each	**5,000,000**	**3,044,000**	5,000,000	3,044,000
'B' Preferred ordinary shares of 1 Euro each	**15,000,000**	**9,287,926**	15,000,000	9,287,926
'C' Preferred ordinary shares of 5p each	**8,000,000**	**400,000**	8,000,000	400,000
	265,071,926	**13,444,000**	265,071,926	13,444,000

PA International Limited is an exempted limited company incorporated in Bermuda on 8 March 2001 for an unlimited duration with registration number 30152 and with registered office at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

23 Share capital *(Continued)*

Authorised Capital

The Company was incorporated with an authorised share capital of £10,000 divided into 10,000 ordinary shares of £1.00 each.

By a resolution of the sole shareholder of the Company dated 14 September 2001, the authorised share capital of the Company was increased from £10,000 to £96,456,343 by the creation of an additional 86,446,343 ordinary shares of £1.00 each to rank *pari passu* in all respects with the existing 10,000 ordinary shares of the Company and by the creation of 10,000,000 redeemable shares of £1.00 each.

By a resolution of the shareholders of the Company dated 22 November 2001, 9,287,926 redeemable shares of £1 each were reclassified into 15,000,000 redeemable shares of 1 Euro each.

By a resolution of the shareholders of the Company dated 22 November 2001, the 712,074 redeemable shares of £1.00 each were subdivided into 14,241,480 redeemable shares of 5 pence each and the 86,456,343 ordinary shares of £1.00 each were subdivided into 1,729,126,860 ordinary shares of 5 pence each.

By a resolution of the directors dated 12 December 2001, 446,554 redeemable shares of 5 pence each were subdivided and reclassified into 223,277,000 alphabet shares of 0.01p each as follows:

45,081,840 Class U2001.0 alphabet shares of 0.01p;
45,081,840 Class C2001.0 alphabet shares of 0.01p;
45,081,840 Class GC2001.0 alphabet shares of 0.01p;
45,081,840 Class M2001.0 alphabet shares of 0.01p; and
42,949,640 Class P2001.0 alphabet shares of 0.01p.

By a resolution of the shareholders of the Company dated 18 December 2001, the authorised share capital of the Company was increased by the creation of 5,000,000 'A' Preferred Ordinary Shares of 1 Euro each and 8,000,000 Ordinary Shares of 5 pence each held by PA Consulting Group Holdings SA were converted into 8,000,000 'C' Preferred Ordinary Shares of 5 pence each.

On the admission of 5,000,000 'A' Preferred Ordinary Shares of 1 Euro each to trading on the Luxembourg Stock Exchange on 28 December 2001, the issue of such 'A' Preferred Ordinary Shares became unconditional. As a result, certain automatic conversion provisions set out in the Bye-laws took effect, with the consequence that for every one such 'A' Preferred Ordinary Share issued, three Euro Redeemable Shares of 1 Euro each were immediately converted into three 'B' Preferred Ordinary Shares of 1 Euro each.

Issued Capital

On 20 March 2001, by a resolution of the directors, 10,000 ordinary shares of £1.00 each were issued to PA Holdings Limited, fully paid up.

On 17 September 2001, pursuant to a Share Exchange Agreement between the Company and PA Holdings Limited dated 17 September 2001, 78,455,650 ordinary shares of £1.00 each were issued fully paid up to PA Holdings Limited in consideration for the transfer to the Company of the entire issued share capital of PA International Consulting Group Limited.

On 11 October 2001, by a resolution of the directors, 10,000,000 redeemable shares of £1.00 each were issued to PA Holdings Limited, fully paid up, by way of bonus issue.

23 Share capital *(Continued)*

Issued Capital *(Continued)*

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 906,346 ordinary shares of £1.00 each in the Company were issued fully paid up to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in Cubiks Holdings Limited.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 89,295 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of the entire issued share capital of Meridica Limited.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 245,563 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of the entire issued share capital of PA Gentle Cloud SA.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 498,825 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in Physiome Sciences, Inc.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 6,250,664 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in UbiNetics Holdings plc.

By a resolution of the shareholder of the Company dated 22 November 2001, 9,287,926 redeemable shares of £1 each were reclassified into 15,000,000 redeemable shares of 1 Euro each.

By a resolution of the shareholders of the Company dated 22 November 2001, the 712,074 redeemable shares of £1.00 each were subdivided into 14,241,480 redeemable shares of 5 pence each and the 86,456,343 ordinary shares of £1.00 each were subdivided into 1,729,126,860 ordinary shares of 5 pence each.

By a resolution of the Directors dated 12 December 2001, 446,554 redeemable shares of 5 pence each were subdivided and reclassified into 223,277,000 alphabet shares of 0.01p each as follows:

45,081,840 Class U2001.0 alphabet shares of 0.01p;
45,081,840 Class C2001.0 alphabet shares of 0.01p;
45,081,840 Class GC2001.0 alphabet shares of 0.01p;
45,081,840 Class M2001.0 alphabet shares of 0.01p; and
42,949,640 Class P2001.0 alphabet shares of 0.01p.

All redeemable shares are redeemable at any time, at the Company's option.

By resolutions of the shareholders of the Company dated 18 December 2001, 8,000,000 Ordinary Shares of 5 pence each held by PA Consulting Group Holdings SA were converted into 8,000,000 'C' Preferred Ordinary Shares of 5 pence each and 5,000,000 'A' Preferred Ordinary Shares of 1 Euro each were issued conditional on the listing of such shares on the Luxembourg Stock Exchange.

23 Share capital *(Continued)*

Issued Capital *(Continued)*

On the admission of 5,000,000 'A' Preferred Ordinary Shares of 1 Euro each to trading on the Luxembourg Stock Exchange on 28 December 2001, the issue of such 'A' Preferred Ordinary Shares became unconditional. As a result, certain automatic conversion provisions set out in the Bye-laws took effect, with the consequence that for every one such 'A' Preferred Ordinary Share issued, three Euro Redeemable Share of 1 Euro each were immediately converted into three 'B' Preferred Ordinary Shares of 1 Euro each.

Share Rights

The rights of the shares are set out below. None of these shares have dividend or voting rights other than as stated.

Redeemable Shares:
Up to the first conversion date, the right to a fixed annual preferential dividend of 1.75% of par value. These shares can be converted into B preferred ordinary shares on each specified conversion date.

'C' Preferred ordinary shares:
Full voting rights and a right to a fixed annual preferential dividend of 5% on par value of the share.

Ordinary shares:
Full voting rights and a right to dividends at such times and in such amounts as the Directors decide and that in aggregate do not exceed the Company's profits available for distribution.

Alphabet Shares:
The right to ask the company to redeem their shares prior to the happening of a Liquidity Event.

'A' and 'B' Preferred Ordinary shares:
The right to a floating non-cumulative preferential dividend calculated at EURIBID plus 40 basis points on the par value of the share.

Only 'A' preferred ordinary shareholders have the right to vote.

The priorities on a winding up are as follows:

Priority	Shareholder	Amount
1	Redeemable shares	Par value of the redeemable shares plus any accrued and unpaid dividend to date
2	'A' and 'B' preferred ordinary shares	Par value paid up of the preferred ordinary shares
3	Alphabet shares	The surplus assets allocated to each alphabet share pool rateably according to the par value of the alphabet shares held by the shareholders
4	Ordinary shares and 'C' preferred ordinary shares	Share of remaining proceeds rateably according to the par value of ordinary shares held

24 Other reserves

	Revaluation reserve £'000	Capital reserve £'000	Exchange reserve £'000	Merger reserve £'000	Total excluding revaluation £'000
Balance at 1 January 2001	22,125	41	(3,163)	(50,608)	(53,730)
Surplus on valuation of shares held in ultimate holding company	2,374	-	-	-	-
Reduction on valuation on investment property	(1,750)	-	-	-	-
Exchange difference on retranslation on net assets of subsidiary undertakings	-	-	808	-	808
Exchange differences on loans					
Tax effect of exchange difference on loans	-	-	243	-	243
Transfer to profit and loss account	(4,564)	-	-	-	-
Balance at 31 December 2001	18,185	41	(2,112)	(50,608)	(52,679)

The revaluation reserve comprises £16,000,000 in respect of the investment property and the balance relates to shares of the ultimate holding company held by the employee benefit trusts.

The Company has a share premium account of £759,699,000 (2000: nil), which arose on issue of equity shares to acquire investments in its subsidiaries. In the Group accounts the share premium account is eliminated against investment in subsidiaries as a result of the merger accounting method of consolidation used.

25 Profit and loss account

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000
Balance at 1 January 2001	121,205	74,647	-
(Accumulated loss)/retained profit for the year	(8,247)	46,558	15,021
Transfer of realised profits	4,564	-	-
Balance at 31 December 2001	117,522	121,205	15,021
Profit retained in:			
Company	15,021	-	
Subsidiary undertakings	102,501	121,205	
	117,522	121,205	

25 Profit and loss account *(Continued)*

The Company profit after tax and before dividends for the year was £15,021,000 (2000 - £nil). The Group profit and loss account includes £16,244,000 (2000 - £13,385,000) of reserves held in the employee benefit trusts which are not distributable to the members of the Company.

The cumulative goodwill written off in respect of acquisitions at 31 December 2001 was £18,238,000 (2000 - £18,238,000).

26 Net cash inflow from operating activities - Group

	2001 £'000	2000 £'000
Operating profit	2,398	19,386
Adjustment to operating profit:		
Depreciation	8,754	7,444
Amortisation	3,161	491
Loss/(profit) on sale of tangible fixed assets	1,034	(1,530)
Profit on sale of current asset investments	-	1,661
Increase in debtors	12,735	29,952
Increase/(decrease) in creditors	6,890	(22,862)
Other including translation differences	824	84
	35,796	34,626

27 Analysis of change in net funds - Group

	At 1 January 2001 £'000	Cash flow £'000	Other non-cash changes £'000	At 31 December 2001 £'000
Cash in hand and at bank	54,265	(10,602)	-	43,663
Overdrafts	(14,999)	14,999	-	-
	39,266	4,397	-	43,663
Finance leases	(115)	13	-	(102)
Debt due within one year	(1,500)	1,500	(1,500)	(1,500)
Debt due after one year	(67,000)	1,500	-	(65,500)
Current assets investment	55,163	(6,253)	-	48,910
Total	25,814	1,157	(1,500)	25,471

28 Reconciliation of net cash flow to movement in net funds - Group

	2001 £'000	2000 £'000
Increase/(decrease) in cash in the year	4,397	(13,688)
Cash inflow from decrease in debt and lease financing	1,513	1,516
Cash (outflow)/inflow from (increase)/decrease in liquid resources	(6,253)	9,261
Change in net debt resulting from cash flows	(343)	(2,911)
New finance leases	-	(108)
Movement in net funds in the year	(343)	(3,019)
Net funds at start of year	25,814	28,833
Net funds at end of year	25,471	25,814

29 Reconciliation of movements in shareholders' funds

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
(Loss)/profit for the financial year attributable to members of the parent company	(8,247)	46,558	15,021	-
Issue of share capital	-	-	859,199	-
Other recognised gains and losses relating to the year	1,675	21,296	-	-
	(6,572)	67,854	874,220	-
Opening shareholders' funds	189,100	121,246	-	-
Closing shareholders' funds	182,528	189,100	874,220	-

30 Contingent liabilities

Guarantees

There are no performance related guarantees on commercial contracts (2000 - £Nil).

Contingent liabilities

There are various unprovided minor contingent liabilities in respect of potential litigation, overseas taxes, guarantees and social benefits in various countries. However, the directors believe that none of these will have a materially adverse effect on the financial condition of the Group.

31 Commitments under operating leases

The Group has commitments to pay operating lease rentals in the year following the balance sheet date, in respect of leases expiring within the period shown below:

	2001 £'000	2000 £'000
Land and buildings		
Within one year	495	5,555
Between one and two years	577	4,400
Between two to five years	1,359	12,238
Over five years	4,276	10,993
	6,707	33,186
Other operating leases:		
Within one year	2,012	930
Between one and two years	970	1,378
Between two to five years	2,605	1,267
Over five years	44	45
	5,631	3,620

32 Finance leases and other commitments

	2001 £'000	2000 £'000
The group has obligations under finance leases due as follows:		
Within one year	6	6
Between one and two years (note 20)	96	109
	102	115

The Group had capital commitments contracted and approved by the Board as at 31 December 2001 of £3,600,000 (2000 – approved £821,000).

The company had no material capital commitments as at 31 December 2001 (2000 - £Nil).

33 Controlling parties

In the opinion of the directors, the controlling party of the Company during the current and prior year was the Butten Trust.

The Group provides, without charge, administration and secretarial support to the Butten Trust. In addition, during the year, the Group paid costs and expenses in connection with the running of the Trust amounting £55,000 (2000 - £60,000).

The ultimate holding company is PA Holdings Limited, which is registered in the United Kingdom.

Balances with PA Holdings Limited were:

	2001 £'000	2000 £'000
Amounts due from ultimate holding company	2,028	3,102
Amounts due to ultimate holding company	20,892	9,493

Transactions with PA Holdings Limited were:

	2001 £'000	2000 £'000
Payments – Recharge of employment costs	115,034	82,860
Dividends – From PA International Consulting Group Limited	10,000	-

Employment costs of certain employees of the Group are paid by PA Holdings Limited and then recharged to the Group at cost plus a surcharge of 2% of costs.

34 Post balance sheet events

Subsequent to the year end, on the 21st February 2002, the Group arranged new financing to replace the long term bank loan secured on 123 Buckingham Palace Road (note 21).

The loan is for £94,500,000 repayable by 40 quarterly gradually increasing installments with a final balloon repayment of £62,300,000 on 27 February 2012.

The interest expense is entirely hedged by a swap, which effectively fixes the rate (including margin) to 6.82% pa.

The new loan is a non-recourse loan to the group for the principal, recourse being limited to the rental income stream arising from the property.

The refinancing also resulted in the cancellation of the unutilised £60m committed revolving facility available to the Group.